Therapeutic Solutions International, Inc.
Discover the future

701 Wild Rose Lane
Elk City, ID 83525

4093 Oceanside Blvd. Suite B
Oceanside, CA 92056

January 4, 2024

Fruci & Associates II, PLLC
802 N Washington
Spokane, WA 99201

In connection with your audits of the consolidated balance sheets of Therapeutic Solutions International, Inc. and subsidiaries as of December 31, 2022 and 2021 and the related consolidated statements of operations, changes in stockholders' deficit, and cash flows for the years then ended, for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of Therapeutic Solutions International, Inc. and subsidiaries in conformity with U.S. generally accepted accounting principles, you were previously provided with a representation letter dated March 29, 2023. No information has come to our attention that would cause us to believe that any of those previous representations should be modified.

No events have occurred subsequent to March 29, 2023 and through the date of this letter that would require adjustment to or disclosure in the financial statements other than that already disclosed in the subsequent events footnote.

Timothy Dixon, Chief Executive Officer and Chief Financial Officer